Date: November 14, 2016
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMERICAS SILVER CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 17, 2016
Record Date for Voting (if applicable) :	November 17, 2016
Beneficial Ownership Determination Date :	November 17, 2016
Meeting Date :	December 19, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03063L101	CA03063L1013
COMMON DATED LEG EXP OCT 15/16	03063L606	CA03063L6061

Sincerely,

Computershare
Agent for AMERICAS SILVER CORPORATION